SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

German American Bancorp
(Name of Subject Company (Issuer))

German American Bancorp (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, No Par Value
(and associated preferred share purchase rights)
(Title of Class of Securities)

373865104
(CUSIP Number of Class of Securities)

Mark A. Schroeder
President and Chief Executive Officer
German American Bancorp
711 Main Street
Jasper, Indiana 47546
(812) 482-1314
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Mark B. Barnes, Esq.
Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282
(317) 236-2456

CALCULATION OF FILING FEE

Transaction Valuation* N/A	Amount of Filing Fee* N/A

*	As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.
[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

[ X ]
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[ X ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Exhibits:

99.1     Press release issued January 30, 2003

99.2     Supplemental press release issued January 30, 2003